VIA FACSIMILE
									December 23, 2005

James P. Cox
Chief Financial Officer
PQ Corporation
1200 West Swedesford Road
Berwyn, Pennsylvania 19312

Re:	PQ Corporation
	Registration Statement on Form S-4
	Amended November 25, 2005
	File No. 333-12570

Dear Mr. Cox:

      We have reviewed your amended filing and have the following comments. Feel free to call us at the telephone numbers listed at the end of this letter.
General

1. We note that you have referred to valuation specialists on pages
40, F-50, and F-52. Please either identify your independent valuation firm or delete your references to them. If you retain the references to experts, identify the experts and file their consents.
Please refer to Section 436(b) of Regulation C.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 40

2. We note your response to prior comment 24. Please separately disclose the adjustment related to the elimination of the impact on your equity investees` cost of goods sold resulting from the sale of inventory that was revalued in purchase accounting from your adjustment to expense related to property, plant and equipment. In addition, it appears that your adjustment to expense related to property, plant and equipment removes the effect of purchase accounting. Please explain the reason for an adjustment that removes the effect of purchase accounting, as opposed to an adjustment that increases depreciation expense at your equity investees for the increased fair value of property, plant and equipment resulting from purchase accounting.

Results of Operations, page 53

3. We note your revisions in response to our prior comment 30. Your disclosures on pages 57 - 60 appear to compare historical amounts for the nine months ended September 30, 2004 to pro forma amounts for the comparable period in 2005. However, the amounts for 2005 either represent the sum of amounts in your predecessor and successor financial statements or appear to be calculated exclusive of certain purchase accounting adjustments that result in amounts that differ from those in your unaudited pro forma financial statements. Because your predecessor and successor financial statements are not prepared on a comparable basis and because the use of pro forma amounts that differ from those in your unaudited pro forma financial statements may be unclear to readers, it appears more appropriate to discuss the nine months of 2005 based on the amounts in your unaudited pro forma financial statements. Please revise accordingly.

Liquidity and Capital Resources, page 65

4. We note your response to our comment 36 that you revised your disclosure to include a discussion of your deficiency in your ratio of earnings to fixed charges on page 66.  It is unclear to us where
you have included this discussion.    Please specifically tell us
where on page 66 you have added this disclosure or please revise your disclosures to include this discussion.

Debt and Liquidity, page F-54

5. If material, please tell us why you record gains and losses in production costs at the time of maturity of your forward contracts, as opposed to when the purchase of your natural gas affects your statement of operations (i.e. when you recognize cost of sales).
See
paragraph 31 of SFAS No. 133.

Pension and Post Retirement Benefits, page F-57

6. We note that as a result of your board`s decision to amend your U.S. defined benefit pension plan, you recognized a curtailment gain of $6,541 in the third quarter. Please explain to us in detail your basis for recognizing this amount in your statement of operations, as opposed to as an adjustment to your purchase price allocation. In this regard, please provide us with a timeline of events leading to your board`s decision to amend your U.S. defined benefit pension plan, including when you first began contemplating the amendment.

Commitments and Contingencies, page F-58

7. You state that the impact of various lawsuits and claims that you are subject to with respect to matters such as governmental regulations, labor, and other actions arising out of the normal course of business are not material. Please clarify how you have determined that the impact is not material, given your disclosure that the impact is not subject to reasonable estimation. Please revise this inconsistency.

Related Party Transactions, page F-59

8. Please tell us why you have not reflected the annual $2,000 monitoring fee as a reduction of your unaudited pro forma net income, given that this amount appears to be factually supportable, be directly attributable to the Transactions, and have an ongoing impact.

9. Please tell us how you accounted for the $10,000 of one-time fees paid to JPMP for the structuring of the Transactions. If you have capitalized these costs as part of the cost of consideration, please tell us your basis for doing so, given that JPMP controls you and thus, the costs appear to be internal costs. See paragraph A8 of SFAS No. 141.

21. Business Segments, page F-33

10. We note your response to comment 51 that you believe that it is not practical to include revenues from external customers for each product. As such, please disclose this fact in your footnote.
Refer
to paragraph 37 of SFAS No. 131.

Business Combination, page F-50

11. Please disclose the factors that contributed to a purchase price that results in recognition of goodwill. See paragraph 51.b of SFAS
No. 141.

8. Other Intangible Assets, page F-54

12. We have reviewed your response to prior comment 56. In your critical accounting policies, please disclose how you determined the fair value and useful lives of your intangible assets, as well as any uncertainties or risks of change in the assumptions underlying your estimates. In addition, please disclose, if true, that you have performed your impairment analysis in the third quarter of 2005 in consideration of your disclosure on page 50. Please confirm to us that you have assigned goodwill to your respective reporting units prior to your impairment testing. Refer to paragraph 34 of SFAS No.
142. In addition, please disclose the amortization period for each of your major intangible asset classes in accordance with paragraph
44a(3) of SFAS No. 142.




Schedule II, page S-2

13. We note your revisions in response to prior comment 58. Please tell us why the changes in your deferred tax valuation allowance on page S-2 do not tie to the amounts related to your valuation allowance presented in your reconciliation of income tax expense on page F-20.

Legal Opinion

14. We note that this opinion opines upon the general corporation law of the state of Delaware. Supplementally, please confirm that this opinion also opines upon Delaware law including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting those laws.

15. Please refer to the sixth paragraph of the legal opinion, sub-section (b)(i). Please clarify that you are assuming that the indenture is not affected by agreements or instruments not filed as exhibits. In other words, please consider revising this clause to read "breaches of, or defaults under, agreements or instruments, except for those filed or incorporated as exhibits to this registration statement."

16. Please refer to the sixth paragraph of the legal opinion, sub-section (b)(ii). Please clarify that you are assuming that the indenture is not affected by any breaches or defaults by the parties, rather than assuming that the indenture itself does not violate the law.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. Please contact Ryan Rohn at (202) 551-
3739 or Nili Shah at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka at (202) 551-3729 with any other questions.

Sincerely,


      Pamela A. Long
      Assistant Director


cc:	Monica K. Thurmond, Esq.
	Fax: (212) 751-4864
James P. Cox
PQ Corporation
December 22, 2005
Page 1 of 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE